Exhibit 99.1

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Three Months Ended June 30,		For the Six Months Ended June 30,
	Notes	2019	2018	2019	2018
		(in thousands, except per share data)
		£	£	£	£
Research and development expenses		(5,356)	(5,158)	(9,706)	(8,863)
Administrative expenses		(1,462)	(1,402)	(2,808)	(2,642)
Net foreign exchange gains (losses)		943	3,607	(37)	1,059

Operating loss		(5,875)	(2,953)	(12,551)	(10,446)
Finance income		297	252	616	442

Loss before tax		(5,578)	(2,701)	(11,935)	(10,004)
Income tax credit	3	1,108	1,383	2,108	2,292

Loss for the period		(4,470)	(1,318)	(9,827)	(7,712)

Basic and diluted loss per share	4	(0.14)	(0.04)	(0.30)	(0.24)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
	(in thousands)
	£	£	£	£
Loss for the period	(4,470)	(1,318)	(9,827)	(7,712)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	6	9	1	4

Other comprehensive income for the period	6	9	1	4

Total comprehensive loss for the period	(4,464)	(1,309)	(9,826)	(7,708)

Attributable to:
Equity holders of the Company	(4,464)	(1,309)	(9,826)	(7,708)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT

		June 30, 2019	December 31, 2018
		(in thousands)
	Notes	£	£
Assets
Non-current assets
Intangible assets	5	3,686	3,122
Property, plant and equipment		869	427
Deferred tax asset	3	34	47

		4,589	3,596

Current assets
Prepayments, accrued income and other receivables		3,854	2,354
Current income tax receivable	3	6,373	4,263
Cash and cash equivalents	6	65,174	76,972

		75,401	83,589

Total assets		79,990	87,185

Equity and liabilities
Capital and reserves
Share capital and share premium	8	80,801	80,715
Other reserves		60,689	59,692
Accumulated deficit		(68,470)	(58,813)

Total equity attributable to equity holders of the Company		73,020	81,594

Non-current liabilities
Provisions		26	26
Lease liability		294	—

		320	26

Current liabilities
Trade payables		2,291	2,455
Payroll taxes and social security		165	127
Lease liability		186	—
Accrued expenditure		4,008	2,983

		6,650	5,565

Total liabilities		6,970	5,591

Total equity and liabilities		79,990	87,185

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the Six Months Ended June 30,
	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2018	1,272	79,236	(339)	15,955	(11)	42,466	(45,159)	93,420
Loss for the period	—	—	—	—	—	—	(7,712)	(7,712)
Other comprehensive income for the period	—	—	—	—	4	—	—	4

Total comprehensive loss for the period	—	—	—	—	4	—	(7,712)	(7,708)
Share-based payments	—	—	—	997	—	—	—	997

Balance at June 30, 2018	1,272	79,236	(339)	16,952	(7)	42,466	(52,871)	86,709

Balance at January 1, 2019	1,289	79,426	(339)	17,564	1	42,466	(58,813)	81,594
Loss for the period	—	—	—	—	—	—	(9,827)	(9,827)
Other comprehensive income for the period	—	—	—	—	1	—	—	1

Total comprehensive loss for the period	—	—	—	—	1	—	(9,827)	(9,826)
Share-based payments	—	—	—	1,166	—	—	—	1,166
Exercise of share options	1	85	—	(132)	—	—	132	86
Surrender of fully vested share options	—	—	—	(38)	—	—	38	—

Balance at June 30, 2019	1,290	79,511	(339)	18,560	2	42,466	(68,470)	73,020

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2019	2018
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(9,827)	(7,712)
Adjustments for:
Income tax credit	(2,108)	(2,292)
Amortization and depreciation	336	164
Finance income	(616)	(442)
Share-based payments	1,166	997
Net foreign exchange losses (gains)	22	(1,112)

	(11,027)	(10,397)
Movements in working capital:
(Increase) decrease in prepayments, accrued income and other receivables	(1,518)	1,358
(Decrease) increase in trade payables	(164)	1,003
Increase in payroll taxes, social security and accrued expenditure	1,063	231

Movements in working capital	(619)	2,592

Cash used in operations	(11,646)	(7,805)

Net income tax credit received	11	1,906

Net cash used in operating activities	(11,635)	(5,899)

Cash flows from investing activities
Interest received	622	429
Payments for property, plant and equipment	(21)	(200)
Payments for intangible assets	(734)	(648)

Net cash used in investing activities	(133)	(419)

Cash flows from financing activities
Payments for lease liabilities	(95)	—
Proceeds from issue of share capital	86	—

Net cash used in financing activities	(9)	—

Net decrease in cash and cash equivalents	(11,777)	(6,318)
Cash and cash equivalents at beginning of period	76,972	86,703

Effect of exchange rate changes on cash and cash equivalents	(21)	1,084

Cash and cash equivalents at end of period	65,174	81,469

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General information

NuCana plc (“NuCana” or the “Company”) is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat cancer. NuCana is harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to improve cancer treatment by enhancing the efficacy and safety of several current standards of care.

The Company has ordinary shares in the form of American Depositary Shares (“ADSs”) registered with the US Securities and Exchange Commission (the “SEC”) and has been listed on The Nasdaq Global Select Market (“Nasdaq”) since October 2, 2017. The Company is incorporated in England and Wales and domiciled in the United Kingdom. The Company’s registered office is located at 77/78 Cannon Street, London EC4N 6AF, United Kingdom and its principal place of business is located at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

The Company has two wholly owned subsidiaries, NuCana, Inc. and NuCana BioMed Trustee Company Limited (together referred to as the “Group”).

The comparative figures for the year ended December 31, 2018 are not the Group’s statutory accounts for that financial year within the meaning of section 434 of the U.K. Companies Act 2006. Those accounts have been reported on by the Company’s auditor and delivered to the Registrar of Companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498 (2) or (3) of the U.K. Companies Act 2006.

2. Significant accounting policies

Basis of preparation

The unaudited condensed consolidated financial statements (the “financial statements”) for the three months and six months ended June 30, 2019 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). The significant accounting policies and methods of computation applied in the preparation of the financial statements are consistent with those applied in the Company’s annual financial statements for the year ended December 31, 2018. No new standards, amendments or interpretations have had an impact on the financial statements for the three months and six months ended June 30, 2019, except for the adoption of IFRS 16, Leases, effective as of January 1, 2019. The financial statements comprise the financial statements of the Group at June 30, 2019. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

The financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2018.

In the opinion of management, these condensed consolidated financial statements include all normal recurring adjustments necessary for a fair statement of the results of operations, financial position and cash flows. The results of operations for the three months and six months ended June 30, 2019 are not necessarily indicative of the results that can be expected for the Company’s fiscal year ending December 31, 2019.

Adoption of IFRS 16: Leases

IFRS 16 was issued in January 2016 and replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The Company adopted IFRS 16 on January 1, 2019 using the modified retrospective approach to transition utilizing the practical expedients outlined in the standard.

Upon adoption of IFRS 16, the Company recognized right of use lease assets in the amount of £0.5 million and corresponding lease liabilities of £0.4 million. The adoption of IFRS 16 has not had a material impact on the reported loss for the three- or six-month period.

Going concern

In common with many companies in the biopharmaceutical sector, the Company incurs significant expenditure in its early years as it researches and develops its potential products for market.

The Company’s board of directors, having reviewed the operating budgets and development plans, considers that the Company has adequate resources to continue in operation for the foreseeable future. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. The Company believes that its cash and cash equivalents of £65.2 million at June 30, 2019 will be sufficient to fund its current operating plan for at least the next 12 months.

As the Company continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialization of its product candidates and achieving a level of revenues adequate to support its cost structure. The Company may never achieve profitability, and unless and until it does, it will continue to need to raise additional capital. There can be no assurances, however, that additional funding will be available on acceptable terms.

Judgements and estimates

The accounting estimates and judgements made by management in applying the Group’s accounting policies that have the most significant effect on the amounts included within these financial statements, were the same as those that applied to the annual financial statements for the year ended December 31, 2018.

3. Income tax

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
	(in thousands)		(in thousands)
	£	£	£	£
Current tax:
In respect of current period U.K.	1,116	1,395	2,123	2,343
In respect of current period U.S.	(1)	(2)	(2)	(2)

	1,115	1,393	2,121	2,341
Deferred tax:
In respect of current period U.S.	(7)	(9)	(13)	(9)
In respect of prior period U.S.	—	(1)	—	(40)

Income tax credit	1,108	1,383	2,108	2,292

The income tax credit recognized primarily represents the U.K. research and development tax credit. In the United Kingdom, the Company is able to surrender some of its losses for a cash rebate of up to 33.35% of expenditure related to eligible research and development projects.

	June 30, 2019	December 31, 2018
	(in thousands)
	£	£
Current income tax receivable
U.K. tax	6,362	4,239
U.S. tax	11	24

	6,373	4,263

Deferred tax asset
U.S. deferred tax asset	34	47

4. Basic and diluted loss per share

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
	(in thousands, except per share data)
	£	£	£	£
Loss for the period	(4,470)	(1,318)	(9,827)	(7,712)

Basic and diluted weighted average number of shares	32,240	31,811	32,233	31,811

	£	£	£	£
Basic and diluted loss per share	(0.14)	(0.04)	(0.30)	(0.24)

Basic loss per share is calculated by dividing the loss for the period attributable to the equity holders of the Company by the weighted average number of shares outstanding during the period.

The potential shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

5. Intangible assets

Intangible assets comprise patents with a carrying value of £3.4 million as of June 30, 2019 (as of December 31, 2018: £3.0 million) and computer software with a carrying value of £0.3 million as of June 30, 2019 (as of December 31, 2018: £0.1 million).

During the six months ended June 30, 2019, the Company acquired intangible assets with a cost of £0.5 million in relation to patents and £0.2 million in relation to computer software. There were no disposals of intangible assets in the six months ended June 30, 2019.

6. Cash and cash equivalents

	June 30, 2019	December 31, 2018
	(in thousands)
	£	£
Cash and cash equivalents	65,174	76,972

Cash and cash equivalents comprise cash at bank with maturities of three months or less earning interest at fixed or variable rates based on the terms agreed for each account.

7. Share-based payments

The Company has three share-based payment plans, including a U.S. sub-plan, for its employees, directors and consultants. The share options granted will be settled in equity.

As detailed in the table below, during the six months ended June 30, 2019, an aggregate of 1,088,150 share options were granted under the Company’s U.K. share-based payment plans and under the U.S. share option sub-plan. Options granted under these plans will vest if the option holder remains under respective contract of employment or contract of service for the agreed vesting period. The share options granted in the period will vest equally over a period of four years.

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan. As the Company completed its initial public offering in October 2017, it is not possible to derive historical volatility from the Company’s ADSs prior to October 2017. The underlying expected volatility was therefore determined by using the historical volatility of similar listed entities as a proxy. The volatility percentage applied to each tranche is the average of the historical volatility of comparable companies to the Company.

The following weighted average principal assumptions were used in calculating the fair values of options granted:

	Options granted on
	Mar 13, 2019	May 15, 2019
Vesting dates	Mar 13, 2020	May 15, 2020
	Mar 13, 2021	May 15, 2021
	Mar 13, 2022	May 15, 2022
	Mar 13, 2023	May 15, 2023
Volatility	69.05%	69.08%
Dividend yield	0%	0%
Risk-free investment rate	0.85%	0.77%
Fair value of option at grant date	£5.46	£6.07
Fair value of share at grant date	£10.13	£11.26
Exercise price at date of grant	£10.13	£11.26
Lapse date	Mar 13, 2029	May 15, 2029
Expected option life (years)	4.50	4.50
Number of options granted	120,750	967,400

For the three months ended June 30, 2019, the Company has recognized £0.8 million of share-based payment expense in the statement of operations (three months ended June 30, 2018: £0.6 million). For the six months ended June 30, 2019, the Company has recognized £1.2 million of share-based payment expense in the statement of operations (six months ended June 30, 2018: £1.0 million).

8. Share capital and share premium

	June 30, 2019	December 31, 2018
	(in thousands)
	£	£
Share capital	1,290	1,289
Share premium	79,511	79,426

	80,801	80,715

	June 30, 2019	December 31, 2018
	Number (in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each	32,257	32,226

	Number of shares	Share capital	Share premium
	(in thousands)
		£	£
Fully paid shares:
Balance at December 31, 2018	32,226	1,289	79,426
Issue of shares on exercise of options	31	1	85

Balance at June 30, 2019	32,257	1,290	79,511

9. Contingent liabilities

Under its U.K. share-based payment plan, the Company granted unapproved share options that have fully vested. If and when these share options are exercised, the Company will be liable for the Employer Class 1 National Insurance payable to HMRC in the United Kingdom. This contingent liability will be determined based on the market value of the shares on exercise less the exercise price paid by the option holders, at the prevailing rate of Employer National Insurance (currently 13.8%). Based on the closing price of the Company’s ADSs on The Nasdaq Global Select Market on June 28, 2019, the last trading day of the period to which these financial statements relate, and assuming full exercise of all outstanding and vested unapproved share options on that date, the Employer National Insurance contingent liability would have been £2.3 million (December 31, 2018: £3.3 million).